NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

JANUARY 2010 CASH DISTRIBUTION AND UPDATES HEDGING

Calgary, Alberta – January 12, 2010 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") is pleased to confirm that its distribution to be paid on February 16, 2010 in respect of income received by PET for the month of January 2010, for Unitholders of record on January 22, 2010 will be $0.05 per Trust Unit.  The ex-distribution date is January 20, 2010. The January distribution brings cumulative distributions paid since the inception of the Trust to $13.814 per Trust Unit.

Hedging Update

PET is continuing to actively manage its natural gas price risk.  The Trust remains cautious with respect to near term natural gas prices as impacted by strong supply from shale gas plays in the United States and weak industrial gas demand due to the economic recession in North America. However, extremely cold winter weather has increased heating demand, eroding the year over year storage surplus in North America that had built up throughout 2009. With this change in market dynamics, PET has applied a portion of the value of its hedge portfolio to its balance sheet through the early crystallization of its winter 2010 transactions. The current mark-to-market value of PET’s net open hedging transactions is approximately $70 million.

PET’s financial and physical natural gas forward sales arrangements at January 12, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO(2) (GJ/d)	% of Forecast Volume(4)	Price(1) ($/GJ)	Futures Market (3) ($/GJ)	Term
Financial	95,000	48	7.22	5. 24	April – October 2010
Financial	97,500		7.76		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	107,500	54	7.76	6.00	November 2010 – March 2011
Financial	32,500	16	6.30	5.60	April – October 2011
Financial	89,679	45	6.78	6.55	January – March 2013

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at January 12, 2010. NYMEX transactions and forward prices are measured in US$ per MMBTU.

(4)

Calculated using 200,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.

Core Area Acquisition

PET is also pleased to announce the closing of the acquisition of natural gas producing properties in the Wostock and Ukalta areas of east central Alberta for $18 million. These assets which are located in PET’s Southern Alberta core area include 6.2 MMcf/d of current production and numerous identified recompletion opportunities as well as infrastructure proximal to PET’s existing operations.

Forward-Looking Information

Certain information regarding PET in this news release including the information contained under the heading "Hedging Update" above may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding PET’s forecast production and forecast funds flows.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding production as outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.C" and “PMT.DB.D”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

403 269-4400    403 269-4444 Fax

Email:  info@paramountenergy.com    Website:  www.paramountenergy.com